EXHIBIT 99.1

Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended September 30, 2022, and 2021

Expressed in US Dollars

In accordance with National Instrument 51-102, the

Company discloses that its auditors have not reviewed these

unaudited condensed interim financial statements.

NextSource Materials Inc. Unaudited Condensed Interim Consolidated Statements of Financial Position (Expressed in US Dollars)

	As at	As at
	September 30,	June 30,
	2022	2022

Assets
Current Assets:
Cash and cash equivalents	$4,568,621	$9,793,253
Amounts receivable (note 14 and 15)	177,996	574,260
Prepaid expenses	180,952	96,792
Total Current Assets	4,927,569	10,464,305
Deposits	618,251	181,161
Property, plant, and Mine Development (note 5)	22,521,641	18,652,394
Total Assets	$28,067,461	$29,297,860

Liabilities
Current Liabilities:
Accounts payable	596,507	817,265
Accrued liabilities (note 15)	411,539	1,047,400
Current portion of lease obligations (note 6)	48,792	51,725
Current portion of royalty obligations (note 7)	948,750	-
Fair value of warrant derivative financial liabilities (note 8)	23,737,532	21,689,490
Commercial production obligation (note 9)	677,676	727,051
Total Current Liabilities	26,420,796	24,332,931
Lease obligations (note 6)	302,501	298,093
Royalty obligations (note 7)	10,041,881	7,731,196
Total Liabilities	36,765,178	32,362,220

Shareholders’ Equity (Deficit)
Share capital (note 10)	127,557,262	127,377,519
Accumulated deficit	(136,691,777)	(130,773,347)
Accumulated other comprehensive income	436,798	331,468
Total Shareholders’ Equity (Deficit)	(8,697,717)	(3,064,360)

Total Liabilities and Shareholders’ Equity (Deficit)	$28,067,461	$29,297,860

Nature of operations (note 1)

Basis of presentation and going concern (note 2)

Subsequent events (note 18)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

2

NextSource Materials Inc. Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss) (Expressed in US Dollars, except share and per share amounts)

	Three months ended	Three months ended
	September 30,	September 30,
	2022	2021
Revenues	$-	$-

Expenses and other income
Mine development expenses (notes 5)	224,376	(121,916)
Exploration and evaluation expenses	-	52,858
General and administrative expenses (note 14)	652,390	418,769
Share-based compensation (note 13)	179,743	152,570
Amortization of plant and equipment (note 5)	16,875	4,869
Lease finance expense (note 6)	11,374	272
Foreign currency translation (gain) loss	224,504	239,639
Interest (income)	(44)	(44)
Interest expense	1	32
Sub-total before other items	1,309,219	747,049
Change in value of royalty obligation (note 7)	5,496	34,923
Change in value of warrant liability (note 8)	2,048,042	1,564,983
Change in value of commercial production obligation (note 9)	(24,628)	-
Impairment of sales tax receivable (note 14)	2,580,301	-
Total Expenses	5,918,430	2,346,955
Income (loss) before income taxes	(5,918,430)	(2,346,955)
Income tax expense	-	-
Net income (loss) for the period	(5,918,430)	(2,346,955)

Other comprehensive income
Items that will be reclassified subsequently to net income (loss)
Translation adjustment for foreign operations	105,330	235,185
Net income (loss) and comprehensive income (loss) for the period	$(5,813,100)	$(2,111,770)

	101,872,614	98,200,680
	$(0.06)	$(0.02)

Weighted-average common shares (basic and diluted)

Net income (loss) per common shares (basic and diluted)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

3

NextSource Materials Inc. Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit) (Expressed in US Dollars, except share amounts)

				Accumulated Other
	Common Shares Outstanding #	Share Capital $	Accumulated Deficit $	Comprehensive Income $	Total (Deficit) Equity $
Balance as at June 30, 2021	98,184,260	120,491,932	(146,893,550)	255,314	(26,146,304)
Reclassification of warrant liability to equity on exercise of warrants	-	243,461	-	-	243,461
Shares issued on exercise of warrants	211,112	150,587	-	-	150,587
Restricted share units expensed over vesting period	-	152,570	-	-	152,570
Net income for the period	-	-	(2,346,955)	-	(2,346,955)
Cumulative translation adjustment	-	-	-	235,185	235,185
Balance as at September 30, 2021	98,395,372	121,038,550	(149,240,505)	490,499	(27,711,456)
Reclassification of warrant liability to equity on exercise of warrants	-	4,218,695	-	-	4,218,695
Shares issued on exercise of warrants	2,478,724	1,379,605	-	-	1,379,605
Shares issued on exercise of stock options	875,000	577,500	-	-	577,500
Stock options granted under long-term incentive plan	-	43,050	-	-	43,050
Restricted share units expensed over vesting period	-	190,309	-	-	190,309
Shares issued on conversion of restricted share units	123,518	(70,190)	-	-	(70,190)
Net income for the period	-	-	18,467,158	-	18,467,158
Cumulative translation adjustment	-	-	-	(159,031)	(159,031)
Balance as at June 30, 2022	101,872,614	127,377,519	(130,773,347)	331,468	(3,064,360)
Reclassification of warrant liability to equity on exercise of warrants	-	-	-	-	-
Shares issued on exercise of warrants	-	-	-	-	-
Shares issued on exercise of stock options	-	-	-	-	-
Stock options granted under long-term incentive plan	-	-	-	-	-
Restricted share units expensed over vesting period	-	179,743	-	-	179,743
Shares issued on conversion of restricted share units	-	-	-	-	-
Net income for the period	-	-	(5,918,430)	-	(5,918,430)
Cumulative translation adjustment	-	-	-	105,330	105,330
Balance as at September 30, 2022	101,872,614	127,557,262	(136,691,777)	436,798	(8,697,717)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

4

NextSource Materials Inc. Unaudited Condensed Interim Consolidated Statements of Cash Flows (Expressed in US Dollars)

	Three months ended	Three months ended
	September 30,	September 30,
	2022	2021

Operating activities
Net income (loss) for the period	$(5,918,430)	$(2,346,955)
Add (deduct) items not affecting cash:
Amortization of plant and equipment	16,875	4,869
Change in value of lease obligations	2,451	196
Change in value of royalty obligations	5,496	252,550
Change in value of warrant liability	2,048,042	1,564,983
Change in value of provision	(24,628)	-
Share-based compensation settled with shares	179,743	152,570
Subtotal	(3,690,451)	(371,787)

Change in non-cash working capital balances:
(Increase) decrease in amounts receivable and prepaid expenses	312,104	73,964
Increase (decrease) in accounts payable and accrued liabilities	(856,619)	128,577
Increase (decrease) in provisions	(49,375)	4,833
Net cash used in operating activities	(4,284,341)	(164,413)

Investing activities
Deposits	(437,090)	-
Additions to property, plant, and mine development	(3,607,555)	(3,706,790)
Net cash used in investing activities	(4,044,645)	(3,706,790)

Financing activities
Exercise of warrants	-	150,587
Lease liability principal payments	(976)	-
Proceeds from royalty financing	3,000,000	-
Net cash provided by financing activities	2,999,024	150,587

Effect of exchange rate changes on cash and cash equivalents	105,330	235,185

Net increase (decrease) in cash and cash equivalents	(5,224,632)	(3,485,431)
Cash and cash equivalents, beginning of period	9,793,253	22,437,086
Cash and cash equivalents, end of period	$4,568,621	$18,951,655

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended September 30, 2022 and 2021 (Expressed in US Dollars)

1. Nature of Operations

NextSource Materials Inc. (the “Company” or “NextSource”) was continued under the Canada Business Corporations Act from the State of Minnesota to Canada on December 27, 2017 and has a fiscal year end of June 30. The Company’s registered head office and primary location of records is 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario Canada, M5X 2A2. The Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”.

NextSource is intent on becoming a vertically integrated global supplier of battery materials through the mining and value-added processing of graphite and other minerals.

•	On March 29, 2021, the Company announced the initiation of construction for Phase 1 of the Molo Graphite Mine, located in Madagascar, with a production capacity of 17,000 tpa of SuperFlake® graphite concentrate. Completion of construction activities and the start of mining activities is expected in November 2022. Completion of plant commissioning is expected in December 2022 followed by a ramp up period of up to three months prior to declaring commercial production.

•	On April 27, 2022, the Company released a Preliminary Economic Assessment (“PEA”) considering a Phase 2 expansion of the Molo Graphite Mine consisting of a stand-alone processing plant with a production capacity of 150,000 tpa. The Company has initiated a Feasibility Study and a front-end engineering design (“FEED”) study for the Phase 2 expansion considered in the PEA. The Feasibility Study is expected to be completed in December 2022 and the FEED study is expected to be completed after considering Phase 1 operational results. The Company will assess the results of the Feasibility and FEED studies prior to making a final construction decision.

•	The Company is finalizing plans to build battery anode facilities (“BAF”), which are value-added processing facilities that convert flake graphite into coated spheronized purified graphite (“CSPG”). The BAFs will be designed with modular production capacities that can expand in lockstep with automotive demand from key markets in Asia, North America, and Europe. The Company has an exclusive technical partnership to utilize a proprietary and well-established processing technology that already supplies major EV automotive companies, including the Tesla and Toyota supply chains. Technical and economic studies for the first BAF plant are expected to be completed in November 2022.

•	The Company also owns the Green Giant Vanadium Project, located in Madagascar, and the Sagar Project, located in Quebec, both of which are at the exploration and evaluation stage.

The Company has not yet completed construction of the Molo Graphite Mine. The Company has not previously operated any mines or processing facilities, and no commercial revenues have been generated from any mineral resources. The Company does not pay dividends and is unlikely to do so in the immediate or foreseeable future.

These condensed interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) on November 11, 2022.

2. Basis of Presentation and Going Concern

Statement of compliance with IFRS

These condensed interim consolidated financial statements have been prepared in accordance and comply with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements do not include all of the disclosures required by IFRS for annual audited consolidated financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2022 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form/Form 40-F for the year ended June 30, 2022, which were prepared in accordance with IFRS.

In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2022 and June 30, 2022 and the results of operations and cash flows for the three months ended September 30, 2022 and September 30, 2021.

Operating results for the three months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the full year ending June 30, 2023.

6

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended September 30, 2022 and 2021 (Expressed in US Dollars)

2. Basis of Presentation and Going Concern (continued)

Basis of measurement

The accompanying condensed interim consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business, under the historical cost basis except for certain financial instruments that are measured at fair value, as explained in the accounting policies below.

Basis of consolidation

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company. MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARLU (“MATMAD”), a Madagascar subsidiary. MINMAU owns 100% of NextSource Minerals (Madagascar) SARLU (“MINMAD”), a Madagascar subsidiary. GRAMAU owns 100% of ERG (Madagascar) SARLU (“ERGMAD”), a Madagascar subsidiary.

These condensed interim consolidated financial statements include the financial position, results of operations and comprehensive income (loss) and cash flows of the Company and its wholly owned subsidiaries. Intercompany balances, transactions, income and expenses, profits and losses, including gains and losses relating to subsidiaries have been eliminated on consolidation.

Going Concern Assumption

The accompanying condensed interim consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. These condensed interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore need to realize its assets and liquidate its liabilities and commitments in other than the normal course of business at amounts different from those in the condensed interim consolidated financial statements.

As of September 30, 2022, the Company had cash and cash equivalents of $4,568,621 (June 30, 2022: $9,793,253) and together with the $17,002,227 received from the exercise of warrants on October 31, 2022, is sufficient to fund remaining construction costs for Phase 1 of the Molo Graphite Mine, BAF technical study, Phase 2 Feasibility Study costs, general and administrative costs, and working capital requirements during the next twelve months.

3. Accounting policies

These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as disclosed in Note 3 to the Company’s audited consolidated financial statements for the year ended June 30, 2022.

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

On May 14, 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16) that clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and mine development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statements of operations and comprehensive income (loss). The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company adopted the standard on the effective date resulting in no retrospective changes to its consolidated financial statements.

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NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended September 30, 2022 and 2021 (Expressed in US Dollars)

4. Significant judgments, estimates and assumptions

To prepare financial statements in conformity with IFRS, the Company must make estimates, judgements and assumptions concerning the future that affect the carrying values of assets and liabilities as of the date of the consolidated financial statements and the reported values of revenues and expenses during the reporting period. By their nature, these are uncertain and actual outcomes could differ from the estimates, judgments and assumptions. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods. Significant accounting judgments, estimates and assumptions are reviewed on an ongoing basis. The areas involving significant judgments, estimates and assumptions have been detailed in Note 4 to the Company’s audited consolidated financial statements for the year ended June 30, 2022.

5. Property, Plant, and Mine Development

As of September 30, 2022, property, plant, and mine development was $22,521,641 (June 30, 2022: $18,652,394). During the three months ended June 30, 2022, the Company capitalized additions of $3,886,122 (year ended June 30, 2022: $14,350,273) and amortized $16,875 (year ended June 30, 2022: $35,040). Mining Property additions included production obligation accretion of $24,628. Assets Under Construction additions included royalty obligation accretion of $253,939.

	Mining	Assets Under	Equipment &	Right of Use
	Property $	Construction $	Vehicles $	Assets $	Total $
As at June 30, 2021	708,514	3,611,890	4,683	12,074	4,337,161
Additions	398,836	13,181,333	239,542	530,562	14,350,273
Disposals	-	-	-	-	-
Amortization	-	-	(29,053)	(5,987)	(35,040)
As at June 30, 2022	1,107,350	16,793,223	215,172	536,649	18,652,394
Additions	24,627	3,812,217	49,278	-	3,886,122
Disposals	-	-	-	-	-
Amortization	-	-	(15,365)	(1,510)	(16,875)
As at September 30, 2022	1,131,977	20,605,440	249,085	535,139	22,521,641

Cost	1,107,350	16,793,223	244,780	554,727	18,700,080
Accumulated amortization	-	-	(29,608)	(18,078)	(47,686)
As at June 30, 2022	1,107,350	16,793,223	215,172	536,649	18,652,394

Cost	1,131,977	20,605,440	294,058	554,727	22,586,202
Accumulated amortization	-	-	(44,973)	(19,588)	(64,561)
As at September 30, 2022	1,131,977	20,605,440	249,085	535,139	22,521,641

Molo Graphite Mine Development

On February 15, 2019, the Company received a 40-year mining license for the Molo Graphite Mine, located in Madagascar, that does not limit mining to any specific volume. On February 8, 2021, the Company announced a financing agreement with Vision Blue Resources Limited (“Vision Blue”) for total gross proceeds of $29.5 million to complete construction of Phase 1 of the Molo Graphite Mine.  On March 29, 2021, the Company announced the initiation of construction of Phase 1 with a production capacity of 17,000 tpa of SuperFlake® graphite concentrate and began capitalizing development costs.

On April 27, 2022, the Company released a Preliminary Economic Assessment (“PEA”) considering a Phase 2 expansion of the Molo Graphite Mine consisting of a stand-alone processing plant with a production capacity of 150,000 tpa.  The Company has initiated a Feasibility Study and a front-end engineering design (“FEED”) study for the Phase 2 expansion considered in the PEA. The Feasibility Study is expected to be completed in December 2022 and the FEED study is expected to be completed after considering Phase 1 operational results. The Company will assess results of the Feasibility and FEED studies prior to making a final construction decision.

The Company is capitalizing expenditures related to the development of a Phase 1 and Phase 2 of the Molo Graphite Mine.  Completion of significant construction activities and the start of mining is expected in November 2022.  Plant commissioning is expected in December 2022 followed by a ramp up period of up to three months prior to declaring commercial production.

BAF Plant Development

The Company is completing technical studies and capitalizing expenditures related to the development of a BAF plant.

Exploration and Evaluation Expenditures

The Company owns the Green Giant Vanadium Project, located in Madagascar, and the Sagar Project, located in Quebec, which are at the exploration and evaluation stage.  Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on these properties. Exploration and evaluation expenditures have not been capitalized.

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NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended September 30, 2022 and 2021 (Expressed in US Dollars)

6. Lease obligations

On July 1, 2019, the Company recognized a right of use asset and lease obligations of $24,164 using an incremental borrowing rate of 10.43% related to the long-term lease of the exploration camp in Fotadrevo, Madagascar.  As of September 30, 2022, the exploration camp lease had a remaining term of 9 months.

On March 31, 2022, the Company recognized a right of use asset and lease obligations of $389,049 using an incremental borrowing rate of 13.8% related to the long-term emphyteutic property lease for the Molo mining property, which is payable to the Government of Madagascar and will expire in 2072.

The following table sets out the carrying amounts of lease obligations for right of use assets included in the consolidated statement of financial position and the movements between the reporting periods:

	Camp Lease $	Property Lease $	Total Obligations $
As at June 30, 2021	11,099	-	11,099
Additions	-	389,049	389,049
Finance costs	900	11,080	11,980
Foreign exchange adjustments	(318)	(8,713)	(9,031)
Lease payments	(6,027)	(47,252)	(53,279)
As at June 30, 2022	5,654	344,164	349,818
Additions	-	-	-
Finance costs	123	11,251	11,374
Foreign exchange adjustments	(131)	(8,792)	(8,923)
Lease payments	(976)	-	(976)
As at September 30, 2022	4,670	346,623	351,293

The following table sets out the lease obligations included in the consolidated statements of financial position:

	Camp Lease $	Property Lease $	Total Obligations $
Current portion of lease obligations	4,670	44,122	48,792
Long-term lease obligations	-	302,501	302,501
As at September 30, 2022	4,670	346,623	351,293

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the following table:

	Camp Lease $	Property Lease $	Total Obligations $
Within 12 months	4,700	44,122	48,822
Between 13 and 24 months	-	44,122	44,122
Between 25 and 36 months	-	44,122	44,122
Between 37 and 48 months	-	44,122	44,122
Between 49 and 60 months	-	44,122	44,122
Over 60 months	-	1,941,368	1,941,368
Total undiscounted lease obligations	4,700	2,161,978	2,166,678

Low value leases, short term leases of less than 12 months, and leases with variable payments proportional to the rate of use of the underlying assets do not give rise to lease obligations.  During the three months ended September 30, 2022, the Company recognized short-term rent expenses of $nil (2022: $4,838) in the consolidated statements of operations and comprehensive income (loss).

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NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended September 30, 2022 and 2021 (Expressed in US Dollars)

7. Royalty obligations

Vision Blue

On February 8, 2021, the Company announced a financing agreement with Vision Blue for gross proceeds of $29.5 million consisting of private placements and a royalty financing agreement.  As part of the royalty financing agreement:

(a)	The Company received the initial royalty funding of $8.0 million (less a $1.5 million royalty financing fee) on June 28, 2021 and received the remaining $3.0 million on August 17, 2022.
(b)

Beginning on the biannual period ending June 30, 2022, the Company must pay the greater of: (i) $825,000 (the “Minimum Repayment”) or (ii) 3% of the gross sales revenues from graphite concentrate sales (the “GSR”). Once Vision Blue has received cumulative royalty payments of $16.5 million, the Minimum Repayment will cease, and the royalty will only be based on the GSR. NextSource has the option at any time to reduce the GSR to 2.25% by paying $20 million to Vision Blue. Each of the biannual Minimum Repayments can be deferred by 12 months, subject to accrued interest of 15% per annum.

(c)

Vision Blue received a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

On June 30, 2021, the Company recognized a royalty obligation at the fair value of $6.5 million, which was equal to the present value using an effective discount rate of 13.8% of (1) the deferred $3.0 million royalty funding, (2) the minimum royalty payments, (3) the accrued interest on the deferral of minimum royalty payments, and (4) the perpetual 3% GSR for the remaining 30-year life of mine for Phase 1.  The discount rate was determined at recognition by calculating the internal rate of return (IRR) of the expected cash flows.  Upon recognition, a total of $169,279 of capitalized legal fees was netted against the obligation resulting in an initial carrying value of $6,330,721. The carrying value of the royalty obligation will be remeasured at each reporting period based on the revised expected future cash flows using the original discount rate under the amortized cost method.

During the three months ended September 30, 2022, the obligation increased through accretion of $253,939 (2021: $213,499) and receipt of the remaining $3.0 million royalty funding.  On September 30, 2022, the obligation was remeasured at $10,990,631 (June 30, 2022: $7,731,196) resulting in a remeasurement expense of $5,496 recognized through the consolidated statement of operations and comprehensive income (loss).

Total
$
As at June 30, 2021	6,330,721
Accretion of royalty obligation	904,771
Remeasurement of royalty obligation	495,704
As at June 30, 2022	7,731,196
Accretion of royalty obligation	253,939
Royalty proceeds	3,000,000
Remeasurement of royalty obligation	5,496
As at September 30, 2022	10,990,631

 Future undiscounted minimum royalty payments including accrued interest on deferrals are set out in the following table:

Total
$
Within 12 months	948,750
Between 13 and 24 months	1,897,500
Between 25 and 36 months	1,897,500
Between 37 and 48 months	1,897,500
Between 49 and 60 months	1,897,500
Over 60 months	10,436,250
Total undiscounted minimum payments and interest	18,975,000

Capricorn Metals

The Molo Graphite Mine is subject to a 1.5% net smelter royalty (“NSR”) owned by Capricorn Metals (formerly known as Malagasy Minerals) (“Capricorn”).  Prior to becoming a Director of the Company, Brett Whalen purchased an option to acquire the 1.5% NSR from Capricorn upon the mine achieving commercial production in return for a further payment to Capricorn.

Government of Madagascar

The Molo Graphite Mine is also subject to a 2% gross revenue royalty payable to the Government of Madagascar.

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NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended September 30, 2022 and 2021 (Expressed in US Dollars)

7. Royalty obligations (continued)

BAF Plants

The Company has an exclusive technical partnership to utilize a proprietary and well-established processing technology that already supplies major EV automotive companies, including the Tesla and Toyota supply chains.  One of the partners will design and develop the process flowsheets, source all necessary equipment, and will provide all necessary training and operational know-how and in return will receive a 2% licensing royalty. Whereas the other partner will leverage its sales relationships and act as agent for sales, marketing, and trading and in return will receive a 3% sales commission royalty.

8. Warrant Derivative Financial Liabilities

Warrants issued in a currency other than the Company’s functional currency are considered a derivative financial liability settled through the consolidated statement of operations and comprehensive income (loss) as per IFRS 9 Financial Instruments.  The fair value of warrants is initially measured on their issue date as a financial liability using the Black-Scholes option valuation model.  The fair value of exercised warrants is remeasured on their exercise date and the fair value is reallocated to equity.  The fair value of expired warrants is remeasured on their expiration date and at each reporting period date through the consolidated statement of operations and comprehensive income (loss).

As of September 30, 2022, the derivative financial liability was remeasured at $23,737,532 (June 30, 2022: $21,689,490) resulting in a change in fair value of $2,048,042 recognized through the consolidated statement of operations and comprehensive income (loss).

Warrant Liability
$
As at June 30, 2021	45,380,933
Reclassification to equity on exercise of warrants	(4,462,156)
Change in fair value through profit and loss	(19,229,287)
As at June 30, 2022	21,689,490
Change in fair value through profit and loss	2,048,042
As at September 30, 2022	23,737,532

The fair value of warrants expiring May 19, 2023 was estimated using the following model inputs on the following valuation dates:

Warrants Expiring May 19, 2023		Warrant Liability
		$
As of June 30, 2021		40,941,298
Reclassification to equity on exercise of warrants		-
Change in fair value through profit and loss		(19,251,808)
Share price on measurement date	(CAD $2.12) USD $1.65
Exercise price	(CAD $1.00) USD $0.78
Risk free rate	0
Expected volatility	71.00%
Expected dividend yield	Nil
Expected life (in years)	1
Expected life (in years)	1.89
As of June 30, 2022		21,689,490
Reclassification to equity on exercise of warrants		-
Change in fair value through profit and loss		2,048,042
Share price on measurement date	(CAD $2.37) USD $1.72
Exercise price	(CAD $1.00) USD $0.73
Risk free rate	3.78%
Expected volatility	64%
Expected dividend yield	Nil
Expected life (in years)	0.63
As of September 30, 2022		23,737,532

11

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended September 30, 2022 and 2021 (Expressed in US Dollars)

9. Commercial Production Obligation

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Capricorn Metals (formerly Malagasy Minerals) to acquire the remaining 25% interest in the Molo Graphite Property.  Pursuant to the Agreements, a further cash payment of CAD$1,000,000 is due within five days of the commencement of commercial production (the “Commercial Production Fee”).  On June 30, 2021, the Company recognized a provision of $708,514 using a 13.8% discount rate based on the expected settlement on or around June 30, 2022.  The provision was recorded at amortized cost and capitalized as Property under Property, Plant and Mine Development.

During the three months ended September 30, 2022, the obligation increased through accretion of $24,628 (2021: $22,708). On September 30, 2022, the obligation was remeasured at $677,676 (June 30, 2022: $727,051) with an expected settlement on or around March 31, 2023 resulting in a remeasurement gain of $24,628 and foreign exchange gain of $49,375 recognized through the consolidated statement of operations and comprehensive income (loss).

10. Share Capital

The Company’s common shares have no par value, and the authorized share capital is composed of an unlimited number of common shares. As of September 30, 2022, the Company had 101,872,614 common shares issued and outstanding (June 30, 2022: 101,872,614).

Nil common shares were issued during the three months ended September 30, 2022.

11. Warrants

The Company issued common share purchase warrants as part of equity private placements.  The fair value of warrants is determined using the Black-Scholes option valuation model based on the market price, the exercise price, compound risk free interest rate, annualized volatility, and number of periods until expiration.  Depending on the nature of the warrants, the fair value may be classified as equity or as a derivative financial liability settled through profit and loss.  Each warrant entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

As of September 30, 2022, the Company had 23,214,286 common share purchase warrants outstanding (June 30, 2022: 23,214,286) with a weighted average expiration of 0.63 years (June 30, 2022: 0.88 years) exercisable into 23,214,286 (June 30, 2022: 23,214,286) common shares at a weighted average exercise price of USD$0.73 (June 30, 2022: USD$0.78). All outstanding warrants vested on their respective issue dates.

			As at				As at
Issued	Expiration	Exercise	June 30,				September 30,
Date	Date	Price	2022	Issued	Cancelled	Exercised	2022
May 19, 2021	May 19, 2023	CAD $1.00	23,214,286	-	-	-	23,214,286
Totals			23,214,286	-	-	-	23,214,286

Nil common share purchase warrants were issued during the three months ended September 30, 2022.

12

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended September 30, 2022 and 2021 (Expressed in US Dollars)

12. Stock Options

The Company determined the fair value of stock options using the Black-Scholes option valuation model, which has several inputs including the market price, the exercise price, compound risk free interest rate, annualized volatility, and the number of periods until expiration.  The fair value is recorded in equity and expensed through profit and loss over the vesting period.  Each stock option entitles the holder to purchase one common share of the Company at the respective exercise price prior to, or on, its expiration date.

As of September 30, 2022, the Company had 1,760,000 stock options outstanding (June 30, 2022: 1,910,000) with a weighted average expiration of 1.49 years (June 30, 2022: 1.74) exercisable into 1,760,000 common shares (June 30, 2022: 1,760,000) at a weighted average exercise price of USD$1.98 (June 30, 2022: USD$2.17).  All outstanding stock options vested on their respective grant dates.

			As at				As at
Grant	Expiration	Exercise	June 30,				September 30,
Date	Date	Price	2022	Awarded	Cancelled	Exercised	2022
March 26, 2019	March 26, 2024	CAD $1.00	580,000	-	-	-	580,000
March 19, 2021	March 19, 2024	CAD $3.60	1,300,000	-	(150,000)	-	1,150,000
May 11, 2022	May 11, 2025	CAD $2.50	30,000	-	-	-	30,000
Totals			1,910,000	-	(150,000)	-	1,760,000

Nil stock options were issued during the three months ended September 30, 2022.

13. Restricted Share Units (RSUs)

The fair value of RSUs is based on the grant-day intrinsic value of the shares that are expected to vest by the vesting date. Each RSU entitles the holder to receive a common share of the Company prior to, or on, its expiration date subject to achieving the performance criterion (“milestone”) prior to, or on, its vesting date.  The fair value is recorded in equity and expensed through profit and loss over the expected vesting period and is subject to remeasurement at the end of each reporting period based on the probability of achieving the milestone and adjustments for potential forfeitures.

As of September 30, 2022, the Company had 430,000 RSUs outstanding (June 30, 2022: 270,000) that subject to satisfying their respective vesting conditions entitle the holders to receive 430,000 common shares (June 30, 2022: 270) for no additional consideration.  The RSUs have a weighted average until vesting of 0.36 years (June 30, 2022: 0.38) and weighted average until expiration of 1.12 years (June 30, 2022: 1.00).

	Vesting		As at				As at
Grant	Measurement	Expiration	June 30,				September 30,
Date	Date	Date	2022	Awarded	Cancelled	Converted	2022
Unvested RSUs - Vesting condition of employment on vesting date
March 19, 2021	December 31, 2022	June 30, 2023	200,000	-	-	-	200,000
May 11, 2022	July 14, 2022	June 30, 2023	40,000	-	-	-	40,000
July 28, 2022	June 30, 2023	June 30, 2024	-	160,000	-	-	160,000
Vested RSUs
May 11, 2022	July 14, 2022	June 30, 2023	30,000	-	-	-	30,000
Totals			270,000	160,000	-	-	430,000

During the three months ended September 30, 2022, a total of $179,743 (2021: $152,570) was expensed as share-based compensation related to vesting or cancellation of RSUs

The following changes occurred during the three months ended September 30, 2022:

(a)	On July 14, 2022, the 30,000 RSUs granted on May 11, 2022 satisfied their vesting conditions.

(b)

On July 28, 2022, the Company granted 160,000 RSUs with a vesting measurement date of June 30, 2023 whereby the respective holders will receive a total of 160,000 common shares subject to being employed on the vesting date. The grant date fair value was estimated at $322,818 based on a grant-date market price of $2.02 (CAD$2.59).

13

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended September 30, 2022 and 2021 (Expressed in US Dollars)

14. Segmented Reporting

The Company currently has two operating segments, consisting of mine development and the exploration and evaluation of mineral resources.  No commercial revenues have been generated by the Company.  The Company’s President and Chief Executive Officer and Chief Financial Officer are the operating decision‑makers and direct the allocation of resources to its segments.

The following is detailed information for each operating segment:

	Three months ended	Three months ended
	September 30,	September 30,
	2022	2021
Revenues	$-	$-
Mine development expenses
Payroll and benefits	12,477	-
Engineering and metallurgical	18,720	-
Consulting fees	12,465	(164,102)
Repairs and maintenance	12,724	-
Mine general and administrative	128,275	30,623
Travel expenses	39,715	11,563
Total mine development expenses	224,376	(121,916)
Exploration and evaluation expenses
Engineering and metallurgical	-	9,191
Exploration general and administrative	-	43,667
Total exploration and evaluation expenses	-	52,858
General and administrative expenses
Payroll and benefits	210,227	153,307
Consulting fees	108,507	104,013
Professional and legal fees	49,714	65,730
Public company expenses	72,044	43,952
Travel expenses	44,345	12,050
Insurance expenses	101,965	14,509
Rent expenses	-	4,838
Office and admin	65,588	20,370
Total general and administrative expenses	652,390	418,769
Share-based compensation	179,743	152,570
Amortization of plant and equipment	16,875	4,869
Lease finance costs	11,374	272
Foreign currency translation (gain) loss	224,504	239,639
Interest (income)	(44)	(44)
Interest expense	1	32
Sub-total before other items	1,309,219	747,049
Change in value of royalty obligation	5,496	34,923
Change in value of warrant liability	2,048,042	1,564,983
Change in value of commercial production obligation	(24,628)	-
Impairment of sales tax receivable	2,580,301	-
Total Expenses	5,918,430	2,346,955
Income (loss) before taxes	(5,918,430)	(2,346,955)
Income tax	-	-
Net income (loss) for the period	(5,918,430)	(2,346,955)

Limited amounts of cash and equipment are currently held in Madagascar and Mauritius.

Amounts receivable as of September 30, 2022 are presented net of the impairment of refundable value-added tax (VAT) in Madagascar of $2,580,301 (June 30, 2022: $nil).  During the three months ended September 30, 2022, due to uncertainty as to timing and recoverability of refundable VAT in Madagascar, the Company recognized impairment of $2,580,301 (2021: $nil).

A significant amount of the assets under construction capitalized in Canada under property, plant and mine development is currently being assembled offshore and will be reclassified under Madagascar as it is imported into Madagascar.

14

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended September 30, 2022 and 2021 (Expressed in US Dollars)

14. Segmented Reporting (continued)

The following is detailed information by geographic region:

	Canada $	Mauritius $	Madagascar $	Total $
Cash and cash equivalents	3,815,673	60,960	691,988	4,568,621
Amounts receivable	156,152	19,306	2,538	177,996
Prepaid expenses	97,659	-	83,293	180,952
Deposits	352,649	-	265,602	618,251
Property, plant, and mine development	18,801,425	1,407	3,718,809	22,521,641
Total assets as at September 30, 2022	23,223,558	81,673	4,762,230	28,067,461

	Canada $	Mauritius $	Madagascar $	Total $
Cash and cash equivalents	9,641,083	61,010	91,160	9,793,253
Amounts receivable	491,373	21,653	61,234	574,260
Prepaid expenses	90,873	-	5,919	96,792
Construction deposits	181,161	-	-	181,161
Property, plant, and mine development	17,406,001	1,407	1,244,986	18,652,394
Total assets as at June 30, 2022	27,810,491	84,070	1,403,299	29,297,860

15. Related Party Transactions

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions.  Parties are also related if they are subject to common control or common significant influence.  Related parties include the Company subsidiaries and key management, consisting of the Board of Directors, Chief Executive Officer, Chief Financial Officer, and Senior Vice Presidents.  Other related parties include companies controlled by key management.  Related party transactions occur when there is a transfer of economic resources or financial obligations between related parties. Related party transactions in the normal course of business that have commercial substance are measured at fair value.  Balances and transactions between the Company and its wholly owned subsidiaries have been eliminated and are not disclosed in this note.

The following key management related party transactions occurred during the following reporting periods:

	Three months ended	Three months ended
	September 30,	September 30,
	2022	2021
Payroll and benefits	$149,587	$110,918
Consulting fees	92,639	85,113
Professional fees	5,194	9,782
Share-based compensation	179,743	152,570
Total	427,163	358,383

The following key management related party balances existed at the end of the following reporting periods:

	As of	As of
	September 30,	June 30,
	2022	2022
Amounts receivable	$161,206	$193,471
Accounts payable	34,009	-
Accrued liabilities	48,126	35,257

Payroll and benefits are for management compensation for Craig Scherba (CEO), Brent Nykoliation (SVP), Danniel Stokes (SVP), Brett Whalen (Director), Chris Kruba (Director), Ian Pearce (Director) and Sir Mick Davis (Chairman). Consulting fees are for management compensation for companies controlled by Marc Johnson (CFO) and Robin Borley (COO). Professional fees are for accounting services performed by a company controlled by Marc Johnson (CFO).  Share-based compensation are for the vesting of stock options and RSUs expenditures. Amounts receivable are for short-term loans to officers related to payroll advances and exercise of stock options. Accrued liabilities are for the accrual of director fees and payroll obligations.

15

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended September 30, 2022 and 2021 (Expressed in US Dollars)

16. Capital Management

There were no changes in the Company’s approach to capital management during the three months ended September 30, 2022.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks.  The Company is not subject to any externally imposed capital requirements.  To date, the Company has funded operations by raising equity and obtaining royalty financing.

The Company manages its capital structure (consisting of shareholders’ deficiency) on an ongoing basis and in response to changes in economic conditions and risk characteristics of its underlying assets.  Changes to the capital structure can involve the issuance of new equity, obtaining working capital loans, construction financing, issuing debt, the acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

Capital resource analysis

As of September 30, 2022, the Company had a working capital deficit of $21,493,227 (June 30, 2022: deficit of $13,868,626).  Excluding the $23,737,532 (2021: $21,689,490) of warrant derivative liabilities, which are expected to be settled through the issuance of common shares upon the exercise or expiration of the underlying common share purchase warrants, the Company had a working capital surplus of $2,244,305 (June 30, 2022: surplus of $7,820,864). On October 31, 2022, the Company received a further $17.0 million from the exercise of warrants.

The construction budget for Phase 1 of the Molo Graphite Mine is $24.0 million plus an additional $6.3 million for working capital.  As of September 30, 2022, the Company has capitalized construction costs and deposits of $19.3 million and has invested $2.5 million into working capital.  The Company is expected to incur additional construction costs of $4.7 million and invest a further $3.8 million into working capital, for a total of $8.5 million.

As a result, the Company believes its capital resources are sufficient to complete construction of Phase 1, general and administrative costs, technical studies, and general working capital requirements over the next twelve months.  Based on management’s assessment of its past ability to manage capital, the Company believes it will be able to satisfy its current and long-term obligations as they come due. Notwithstanding, the Company may choose to raise additional capital by issuing new equity, obtaining working capital loans, or additional construction financing.  While the Company has been successful in obtaining funding in the past, there is no assurance that future financings will be available on terms acceptable to the Company.

17. Financial Instruments and Risk Management

Financial instruments are exposed to certain financial risks, which may include liquidity risk, credit risk, interest rate risk, commodity price risk, and currency risk:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Liquidity risk arises from the Company’s financial obligations and in the management of its assets, liabilities, and capital structure. To minimize liquidity risk, the Company has implemented cost control measures including a construction budget and the minimizing of discretionary expenditures unless the project has sufficient economic or geologic merit.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while obtaining sufficient funding to meet its obligations as they come due.  The Company manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.  The main factors that affect liquidity include working capital requirements, capital-expenditure requirements, and equity capital market conditions. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets.

Except for the following, none of the Company’s obligations have contractual maturities over the next twelve months:

•	Accounts payable and accrued liabilities, which are generally due within 30 days.
•	Minimum Repayments under the royalty agreement, which can each be deferred by twelve months.
•	Warrant derivative liabilities, which are expected to be settled upon the exercise or expiration of the underlying common share purchase warrants.

As of September 30, 2022, the Company had cash and cash equivalents of $4,568,621 (June 30, 2022: $9,793,253) to settle current liabilities of $2,683,264 (June 30, 2022: $2,643,441), which amount excludes the $23,737,532 of warrant derivative liabilities (June 30, 2022: $21,689,490) expected to be settled upon the exercise or expiration of the underlying common share purchase warrants. On October 31, 2022, the Company received a further $17.0 million from the exercise of warrants. As a result, the Company is not currently exposed to liquidity risk.

16

NextSource Materials Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended September 30, 2022 and 2021 (Expressed in US Dollars)

17. Financial Instruments and Risk Management (continued)

Credit risk

The Company does not have commercial customers and therefore does not have credit risk related to amounts receivables. The Company has credit risk arising from amounts classified as loans to officers. The Company has credit risk arising from the potential from counterparty default on cash and cash equivalents held on deposit with financial institutions. The Company manages this risk by ensuring that deposits are only held with large Canadian banks and financial institutions, whereas any offshore deposits are held with reputable financial institutions.

Interest rate risk

This is the sensitivity of the fair value or of the future cash flows of a financial instrument to changes in interest rates.  The Company does not have any financial assets or liabilities that are subject to variable interest rates.

Commodity price risks

This is the sensitivity of the fair value of, and future cash flows, generated from its mineral projects.  The Molo Graphite Mine property and assets under construction are carried at historical cost.  As a result, the carrying values are exposed to commodity price risks.  Graphite is not a commodity product and therefore does not have an established forward pricing or futures market that could be used to hedge against this exposure. The Company manages this risk by monitoring mineral and commodity price trends to determine the appropriate timing for funding the development, acquisition or disposition of its mineral exploration and development projects.

Currency risk

This is the sensitivity of the fair value or of the future cash flows of financial instruments to changes in foreign exchange rates.  The Company transacts in currencies other than the US dollar, including the Canadian dollar, the Madagascar Ariary and the South African Rand.  The Company purchases services and has certain salary commitments in those foreign currencies.  The Company also has monetary and financial instruments that may fluctuate due to changes in foreign exchange rates.  Derivative financial instruments are not used to reduce exposure to fluctuations in foreign exchange rates. The Company is not sensitive to foreign exchange exposure since it has not made commitments to deliver products quoted in foreign currencies. Due to construction activities related to the Molo Graphite Mine, the Company is increasing its sensitivity to foreign exchange risk arising from the translation of the financial statements of subsidiaries with a functional currency other than the US dollar whereby changes in certain assets, liabilities and equity are measured through other comprehensive income.

As of September 30, 2022, the Company estimated that a 10% decrease of the USD versus foreign exchange rates would result in a gain of $62,715 (June 30, 2022: gain of $68,224).

	As at	As at
	September 30,	June 30,
	2022	2022
Cash and cash equivalents (CAD)	$1,256,311	$1,341,893
Cash and cash equivalents (MGA)	679,273	$62,433
Amounts receivable (CAD)	14,252	319,555
Amounts receivable (MGA)	2,538	61,234
Accounts payable and accrued liabilities (CAD)	(129,910)	(124,023)
Accounts payable and accrued liabilities (MGA)	(453,365)	(203,028)
Accounts payable and accrued liabilities (ZAR)	(15,479)	(48,773)
Commercial production obligations (CAD)	(677,676)	(727,051)
Current portion of lease obligations (MGA)	(48,792)	-
Net foreign exchange exposure in USD	$627,152	682,240
Impact of 10% change in foreign exchange rates	$62,715	68,224

18. Subsequent events

On October 31, 2022, a total of 23,214,286 warrants priced at CAD$1.00 were exercised into 23,214,286 common shares for gross proceeds of $17,002,227.

17